Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.

Unaudited interim condensed consolidated financial statements as of December 31, 2024 and June 30, 2024, and for the
three- and six-month periods ended December 31, 2024 and 2023.

INDEX

Unaudited interim condensed consolidated financial statements as of December 31, 2024 and June 30, 2024, and for the three- and six-month periods ended December 31, 2024 and 2023.

Unaudited interim condensed consolidated statements of financial position as of December 31, 2024 and June 30, 2024	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the three- and six-month periods ended December 31, 2024 and 2023	F-5

Unaudited interim condensed consolidated statements of changes in equity for the six-month periods ended December 31, 2024 and 2023	F-6

Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended December 31, 2024 and 2023	F-7

Notes to the unaudited interim condensed consolidated financial statements	F-9

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2024, and June 30, 2024

(Amounts in US$)

	Notes	12/31/2024	06/30/2024
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	29,176,741	44,473,270
Other financial assets	5.2	2,018,893	11,695,528
Trade receivables	5.3	226,458,428	207,320,974
Other receivables	5.4	17,204,097	18,298,672
Recoverable income tax		1,500,924	655,691
Inventories	5.5	101,809,489	125,929,768
Biological assets		4,398,841	294,134
Total current assets		382,567,413	408,668,037

NON-CURRENT ASSETS
Other financial assets	5.2	817,544	634,553
Other receivables	5.4	18,248,572	17,957,121
Recoverable income tax		15,379	10,889
Deferred tax assets	7	13,282,972	9,698,860
Investments in joint ventures and associates	11	40,013,004	39,786,353
Investment properties		560,783	560,783
Property, plant and equipment	5.6	74,901,243	74,573,278
Intangible assets	5.7	176,292,048	176,893,136
Goodwill		112,163,432	112,163,432
Right of use asset	14	16,335,484	11,601,752
Total non-current assets		452,630,461	443,880,157
Total assets		835,197,874	852,548,194

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2024, and June 30, 2024

(Amounts in US$)

LIABILITIES	Notes	12/31/2024	06/30/2024

CURRENT LIABILITIES
Trade and other payables	5.8	144,026,138	168,732,469
Borrowings	5.9	119,191,968	136,747,198
Employee benefits and social security	5.10	8,230,370	7,340,958
Deferred revenue and advances from customers	5.11	2,929,540	3,923,140
Income tax payable		5,898,060	4,825,271
Consideration for acquisition		3,211,075	4,617,281
Lease liabilities	14	5,289,223	3,122,778
Total current liabilities		288,776,374	329,309,095

NON-CURRENT LIABILITIES
Borrowings	5.9	66,913,633	42,104,882
Deferred revenue and advances from customers	5.11	1,879,736	1,925,138
Joint ventures and associates	11	749,269	296,455
Deferred tax liabilities	7	32,950,920	34,995,791
Provisions		1,114,593	1,255,702
Consideration for acquisition		2,233,332	2,309,234
Secured notes		83,400,171	80,809,686
Lease liabilities	14	10,848,789	8,161,359
Total non-current liabilities		200,090,443	171,858,247
Total liabilities		488,866,817	501,167,342

EQUITY
Equity attributable to owners of the parent		309,552,310	315,041,257
Non-controlling interest		36,778,747	36,339,595
Total equity		346,331,057	351,380,852
Total equity and liabilities		835,197,874	852,548,194

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three- and six-month periods ended of December 31, 2024, and 2023

(Amounts in US$)

		Three-month period ended		Six-month period ended
	Notes	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Revenues from contracts with customers	6.1	106,759,111	140,293,827	199,380,189	256,476,632
Initial recognition and changes in the fair value of biological assets at the point of harvest		(78,122)	(72,785)	588,053	338,128

Cost of sales	6.2	(61,550,407)	(88,710,537)	(117,346,452)	(160,326,318)
Changes in the net realizable value of agricultural products after harvest		(768,055)	(746,242)	(204,910)	(2,192,558)
Research and development expenses	6.3	(4,192,836)	(3,643,077)	(8,604,115)	(8,224,318)
Selling, general and administrative expenses	6.4	(33,161,078)	(31,164,937)	(63,325,204)	(65,097,785)
Share of profit or loss of joint ventures and associates	11	360,155	2,052,296	(226,163)	3,560,967
Other income or expenses, net	6.5	549,863	(1,166,603)	25,840	(2,398,238)
Operating profit		7,918,631	16,841,942	10,287,238	22,136,510

Financial cost	6.6	(7,431,785)	(3,815,993)	(14,593,633)	(11,477,850)
Other financial results	6.6	(80,697)	(3,454,061)	(2,751,918)	(3,336,196)
Profit/ (Loss) before income tax		406,149	9,571,888	(7,058,313)	7,322,464

Income tax	7	199,092	(8,333,387)	1,465,501	(8,762,427)
Profit/ (Loss) for the period		605,241	1,238,501	(5,592,812)	(1,439,963)

Profit (Loss) for the period attributable to:
Equity holders of the parent		143,535	108,449	(6,225,727)	(4,483,185)
Non-controlling interests		461,706	1,130,052	632,915	3,043,222
		605,241	1,238,501	(5,592,812)	(1,439,963)
Profit/ (Loss) per share
Basic loss attributable to ordinary equity holders of the parent	8	0.0023	0.0017	(0.0991)	(0.0713)
Diluted loss attributable to ordinary equity holders of the parent	8	0.0023	0.0017	(0.0991)	(0.0713)

Profit/ (Loss) for the period		605,241	1,238,501	(5,592,812)	(1,439,963)

Other comprehensive profit/ (loss)		94,004	485,703	82,961	(444,254)
Items that may be subsequently reclassified to profit/(loss)		94,004	485,703	82,961	(444,254)
Foreign exchange differences on translation of foreign operations from joint ventures		—	897	—	897
Foreign exchange differences on translation of foreign operations		94,004	484,806	82,961	(445,151)
Total comprehensive profit/ (loss)		699,245	1,724,204	(5,509,851)	(1,884,217)

Total comprehensive profit/ (loss) attributable to:
Equity holders of the parent		393,768	510,976	(6,021,054)	(4,853,354)
Non-controlling interests		305,477	1,213,228	511,203	2,969,137
		699,245	1,724,204	(5,509,851)	(1,884,217)

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month periods ended of December 31, 2024, and 2023

(Amounts in US$)

	Attributable to the equity holders of the parent
											Equity /
					Stock					Revaluation	(deficit)
			Changes in	Own	options		Cost of		Foreign	of PP&E	attributable
			non-	shares	and share		own		currency	and effect	to owners	Non-
	Issued	Share	controlling	trading	based	Convertible	shares	Retained	translation	of tax rate	of the	controlling	Total
Description	capital	premium	interests	premium	incentives	instruments	held	deficit	reserve	change	parent	Interests	equity
06/30/2023	6,493	327,028,559	(255,893)	(780,841)	6,645,442	9,285,261	(30,553,591)	(13,903,017)	1,282,377	(160,702)	298,594,088	31,902,019	330,496,107
Share-based incentives	4	526,017	—	—	7,009,405	—	—	—	—	—	7,535,426	—	7,535,426
Purchase of own shares	—	—	—	—	—	—	(734,388)	—	—	—	(734,388)	—	(734,388)
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(151,612)	(151,612)
(Loss) / profit for the period	—	—	—	—	—	—	—	(4,483,185)	—	—	(4,483,185)	3,043,222	(1,439,963)
Other comprehensive loss	—	—	—	—	—	—	—	—	(370,169)	—	(370,169)	(74,085)	(444,254)
12/31/2023	6,497	327,554,576	(255,893)	(780,841)	13,654,847	9,285,261	(31,287,979)	(18,386,202)	912,208	(160,702)	300,541,772	34,719,544	335,261,316

06/30/2024	6,500	327,640,676	(255,893)	(780,841)	19,427,375	9,285,261	(31,287,979)	(9,627,329)	794,189	(160,702)	315,041,257	36,339,595	351,380,852
Share-based incentives	—	63,055	—	—	1,395,951	—	—	—	—	—	1,459,006	—	1,459,006
Purchase of own shares	—	—	—	—	—	—	(926,899)	—	—	—	(926,899)	—	(926,899)
Distribution of dividends by subsidiary	—	—	—	—	—	—	—	—	—	—	—	(72,051)	(72,051)
(Loss) / profit for the period	—	—	—	—	—	—	—	(6,225,727)	—	—	(6,225,727)	632,915	(5,592,812)
Other comprehensive (loss) / income	—	—	—	—	—	—	—	—	204,673	—	204,673	(121,712)	82,961
12/31/2024	6,500	327,703,731	(255,893)	(780,841)	20,823,326	9,285,261	(32,214,878)	(15,853,056)	998,862	(160,702)	309,552,310	36,778,747	346,331,057

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended of December 31, 2024, and 2023

(Amounts in US$)

	Notes	12/31/2024	12/31/2023
OPERATING ACTIVITIES
Loss for the period		(5,592,812)	(1,439,963)

Adjustments to reconcile profit to net cash flows
Income tax	7	(1,465,501)	8,762,427
Financial results		17,345,551	14,814,046
Depreciation of property, plant and equipment	5.6	3,035,184	2,556,422
Amortization of intangible assets	5.7	5,944,246	5,474,971
Depreciation of leased assets	14	2,219,948	1,711,256
Share-based incentive and stock options		2,338,406	8,527,214
Share of profit or loss of joint ventures and associates	11	226,163	(3,560,967)
Provisions for contingencies		175,487	49,090
Allowance for impairment of trade debtors		1,980,726	296,051
Allowance for obsolescence		477,756	282,836
Initial recognition and changes in the fair value of biological assets		(588,053)	(338,128)
Changes in the net realizable value of agricultural products after harvest		204,910	2,192,558
Gain on sale of equipment and intangible assets		(147,199)	(33,521)

Working capital adjustments
Trade receivables		(23,973,784)	(38,431,478)
Other receivables		866,073	3,281,861
Income and minimum presumed income taxes		(4,640,270)	8,670,430
Inventories and biological assets		19,339,831	13,725,208
Trade and other payables		(21,442,963)	11,867,420
Employee benefits and social security		889,412	(1,388,050)
Deferred revenue and advances from customers		(1,039,002)	(2,698,249)
Interest collected		3,579,162	1,204,931
Inflation effects on working capital adjustments		66,366	323,421
Net cash flows (used) /generated by operating activities		(200,363)	35,849,786

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month periods ended of December 31, 2024, and 2023

(Amounts in US$)

	Notes	12/31/2024	12/31/2023
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		155,471	45,268
Proceeds from financial assets		9,628,376	—
Investment in financial assets		(5,656,002)	(16,363,130)
Purchase of property, plant and equipment	5.6	(3,934,189)	(6,070,237)
Capitalized development expenditures	5.7	(5,022,789)	(4,454,893)
Purchase of intangible assets	5.7	(284,372)	(219,829)
Net cash flows used by investing activities		(5,113,505)	(27,062,821)

FINANCING ACTIVITIES
Proceeds from borrowings		84,101,646	69,810,628
Repayment of borrowings and financed payments		(78,069,806)	(79,250,768)
Interest payments		(12,598,035)	(12,168,664)
Other financial payments		(2,249,398)	(1,288,813)
Purchase of own shares		(926,899)	(734,388)
Leased assets payments	14	(2,497,966)	(2,493,617)
Cash dividend distributed by subsidiary		(72,051)	(151,612)
Net cash flows used by financing activities		(12,312,509)	(26,277,234)

Net decrease in cash and cash equivalents		(17,626,377)	(17,490,269)

Inflation effects on cash and cash equivalents		1,960	(10,495)

Cash and cash equivalents as of beginning of the period	5.1	44,473,270	48,129,194
Effect of exchange rate changes on cash and equivalents		2,327,888	(6,226,493)
Cash and cash equivalents as of the end of the period	5.1	29,176,741	24,401,937

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 15.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Index

1.	General information.

2.	Accounting standards and basis of preparation.

3.	New standards, amendments and interpretations issued by the IASB.

4.	Acquisitions and other significant transactions.

5.	Information about components of unaudited interim condensed consolidated statement of financial position.

6.	Information about components of unaudited interim condensed consolidated statement of comprehensive income.

7.	Taxation.

8.	Earnings per share.

9.	Equity information.

10.	Cash flow information.

11.	Joint ventures and associates.

12.	Segment information.

13.	Financial instruments – Risk management.

14.	Leases.

15.	Shareholders and other related parties’ balances and transactions.

16.	Key management personnel compensation.

17.	Contingencies, commitments and restrictions on the distribution of profits.

18.	Events occurring after the reporting period.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

1.    GENERAL INFORMATION

Bioceres Crop Solutions Corp. (NASDAQ:BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ products create economic incentives for farmers and other stakeholders to adopt environmentally friendly production practices. Bioceres has a unique biotech platform with high impact, patented technologies for seeds and microbial ag inputs, as well as next generation crop nutrition and protection solutions.

Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 45 countries, primarily in South America, the United States and Europe.

Unless the context otherwise requires, “we”, “us”, “our”, “Bioceres”, “BIOX”, “the Group”, and “Bioceres Crop Solutions” will refer to Bioceres Crop Solutions Corp. and its subsidiaries.

2.    ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the three- and six-month period ended December 31, 2024, have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the consolidated financial statements for the fiscal year ended June 30, 2024.

Authorization for the issue of the consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of December 31, 2024, and June 30, 2024 and for the three- and six-month periods ended December 31, 2024 and 2023 were authorized by the Board of Directors of Bioceres Crop Solutions Corp. on February 27, 2025.

Basis of measurement

The consolidated financial statements of the Group have been prepared using:

●Going concern basis of accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.
●Accrual basis of accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

Functional currency and presentation currency

a)	Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

b)	Presentation currency

The consolidated financial statements of the Group are presented in US dollars.

c)	Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

Changes in accounting policies

The accounting policies adopted in the preparation of these unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the consolidated financial statements as of June 30, 2024.

3.    NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

a)The following new standards, amendments and interpretations became applicable for the current reporting period and adopted by the Group.

-	Amendments to IFRS 16 - Lease Liability in a Sale and Leaseback.
-	Amendments to IAS1 - Non-current liabilities with covenants.
-	Amendments to IAS 7- Statement of Cash Flows & to IFRS 7- Financial Instruments: Disclosures.
-	Amendment to IAS 7 and IFRS 7 - Supplier Financing.

These new standards and amendments did not have any material impact on the Group.

b)The following new standards are not yet adopted by the Group.

-	Amendments to IAS 21- The Effects of Changes in Foreign Exchange Ratestitled Lack of Exchangeability. The amendments are effective for annual reporting periods beginning on or after 1 January 2025.
-	Amendment to IFRS 9 and IFRS 7 – Classification and measurement of financial instruments. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	IFRS 19 - Subsidiaries without Public Accountability: Disclosures- The amendments are effective for annual periods beginning on or after January 1, 2027.
-	Annual Improvements to IFRS Accounting Standards—Volume 11. The amendments are effective for annual periods beginning on or after January 1, 2026.
-	Amendments to IFRS 9 and IFRS 7 – Contracts Referencing Nature-dependent Electricity. The amendments are effective for annual periods beginning on or after January 1, 2026.

The above amendments are not expected to have material impact on the Group.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

-	IFRS 18 – Presentation and Disclosure in Financial Statements. This standard sets out requirements for the presentation and disclosure of information in general purpose financial statements to help ensure they provide relevant information that faithfully represents an entity’s assets, liabilities, equity, income and expenses. It is effective for annual periods beginning on or after January 1, 2027.

The Group is analyzing the potential impact of this standard on our financial statements.

4.    ACQUISITIONS AND OTHER SIGNIFICANT TRANSACTIONS

Natal Agro S.R.L.

On June 10, 2024, we acquired a controlling interest in Natal Agro S.R.L (“Natal”), an Argentine company that breeds and develops corn varieties. The interest acquired is represented by a total of 116,225 shares of AR$ 10 nominal value each, representing 51% of equity and voting interest.

The consideration for the acquisition was $0.22 million in cash and the commitment to carrying out, at our own expense, the regulatory activities for HB4 corn to obtain authorization for its commercialization in Argentina, and the regulatory activities for HB4 corn in Brazil, once the commercialization strategy of HB4 corn in Brazil has been defined by the Company.

Fair value of the consideration of payment

Cash payment	215,415
Regulatory activities	727,985
Total consideration	943,400

The consideration of payment was measured at fair value, which was calculated as the sum of cash paid and the acquisition‑date fair values of the regulatory services to be provided. The fair values measured were based on discounting future cash flow using market discount rates. The difference between fair value and nominal value of consideration will be recognized as finance cost over the period the consideration will be paid.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Assets acquired, liabilities assumed, and non-controlling interest recognized

Cash and cash equivalents	252,923
Other financial assets	73,950
Trade receivables	596,463
Other receivables	288,861
Income and minimum presumed recoverable income taxes	19,998
Inventories	4,031,412
Property, plant and equipment	816,576
Intangible assets	2,217,985
Right of use asset	168,988
Trade and other payables	(2,302,332)
Borrowings	(743,279)
Employee benefits and social security	(23,346)
Deferred revenue and advances from customers	(2,515)
Provisions	(355,898)
Lease liabilities	(168,988)
Deferred tax liabilities	(996,824)
Total net assets identified	3,873,974

Non-controlling interest	(1,898,247)

Gain from a bargain purchase	(1,032,327)

Total consideration	943,400

The business combination was executed in a context of financial setbacks faced by the acquired company. To address these, in addition to the initial cash payment, Bioceres has committed to providing a working capital loan of up to $3 million to help alleviate the financial strain.

Bioceres will also provide regulatory services related to its proprietary technologies, which will enable strategic business development for Natal and create a new product pipeline leveraging Bioceres’ technology. Specifically, Bioceres has agreed to grant Natal an exclusive license for certain technologies to be applied to corn, with Natal committing to pay 15% of the revenues generated from this technology.

Since the issuance of the annual financial statements for the period ending June 30, 2024, we have revisited the fair value of the services we committed to providing in exchange for payment and have made progress in identifying and valuing specific intangible assets.

As required by the standards, measurement period adjustments are incorporated into the business combination accounting. The effect of the adjustment corresponds to the identification of an intangible asset for an amount of $0.8 million (net of deferred income tax liability and non-controlling interest of $0.5 million and $0.8 million, respectively) and a change in the fair value of the consideration by $0.4 million, generating a bargain purchase gain of $1.0 million as opposed to the $0.2 million goodwill recognized as of June 30, 2024. Comparative prior period information in the financial statements has been updated to reflect these adjustments, as if the business combination had been fully accounted for on the acquisition date.

Non-controlling interest was measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

5.1.  Cash and cash equivalents

	12/31/2024	06/30/2024
Cash at bank and on hand	29,176,741	44,473,270
	29,176,741	44,473,270

5.2.  Other financial assets

	12/31/2024	06/30/2024
Current
US Treasury bills	—	1,993,668
Mutual funds	48,520	6,658,805
Shares of Moolec Science S.A.	1,113,000	1,530,375
Other investments	857,373	1,512,680
	2,018,893	11,695,528

	12/31/2024	06/30/2024
Non-current
Shares of Bioceres Group PLC.	444,413	444,473
Other investments	373,131	190,080
	817,544	634,553

5.3.  Trade receivables

	12/31/2024	06/30/2024
Current
Trade debtors	228,727,937	205,057,590
Allowance for impairment of trade debtors	(8,706,185)	(7,050,280)
Shareholders and other related parties (Note 15)	208,284	141,224
Allowance for credit notes to be issued	—	(2,905,624)
Trade debtors - Joint ventures and associates (Note 15)	—	782,142
Deferred checks	6,228,392	11,295,922
	226,458,428	207,320,974

The book value is reasonably approximate to the fair value given its short-term nature.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.4.  Other receivables

	12/31/2024	06/30/2024
Current
Taxes	7,147,490	5,019,659
Shareholders and other related parties (Note 15)	89,447	—
Other receivables - Joint ventures and associates (Note 15)	318,451	207,449
Prepayments to suppliers	5,525,881	10,242,075
Prepaid expenses and other receivables	1,988,422	1,594,152
Miscellaneous	2,134,406	1,235,337
	17,204,097	18,298,672

	12/31/2024	06/30/2024
Non-current
Taxes	574,602	752,045
Other receivables - Joint ventures and associates (Note 15)	16,184,334	15,495,543
Reimbursements over exports	1,248,507	1,461,038
Loans receivables	230,000	230,000
Miscellaneous	11,129	18,495
	18,248,572	17,957,121

In September 2024, we entered into a note purchase agreement (the “Note Purchase Agreement”) and a HB4 soy supply agreement (the “HB4 Soy Supply Agreement”) with one of our associates, Moolec Science SA (“Moolec”). In June 2024, under the terms of the HB4 Soy Supply Agreement, we supplied to Moolec an amount of HB4 soy equivalent to $6.6 million. In exchange, Moolec Science issued convertible notes to us in an aggregate principal amount of $6.6 million (the “Moolec Convertible Notes”).

The Moolec Convertible Notes will mature 36 months after and include a “payment-in-kind” feature. If the trading price of Moolec’s ordinary shares exceeds the strike price of $6.00 per ordinary share for 10 trading days, we have the option to exercise the early conversion option pursuant to which the principal amount outstanding under the Moolec Convertible Notes may be converted into ordinary shares of Moolec at the strike price. At maturity, Moolec has the option to convert the principal amount outstanding under the Moolec Convertible Notes into ordinary shares. In connection with our early conversion option and Moolec’s optional conversion at maturity, Moolec may deliver ordinary shares, cash, or a combination of cash and ordinary shares.

5.5.  Inventories

	12/31/2024	06/30/2024
Seeds	6,146,855	5,967,231
Resale products	46,799,130	53,788,333
Manufactured products	18,846,502	26,081,250
Goods in transit	3,122,201	5,618,540
Supplies	20,773,539	22,546,093
Agricultural products	9,583,835	15,015,884
Allowance for obsolescence	(3,462,573)	(3,087,563)
	101,809,489	125,929,768

Net of agricultural products	92,225,654	110,913,884

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.6.  Property, plant and equipment

Property, plant and equipment as of December 31, 2024 and 2023 included the following:

	Net						Net
	carrying					Foreign	carrying
	amount				Depreciation	currency	amount
Class	06/30/2024	Additions	Transfers	Disposals	of the period	translation	12/31/2024
Office equipment	410,338	17,929	—	—	(39,218)	(15,717)	373,332
Vehicles	2,200,349	29,675	—	(8,272)	(447,262)	(1,330)	1,773,160
Equipment and computer software	507,469	26,008	—	—	(119,943)	(28,600)	384,934
Fixtures and fittings	2,786,470	8,834	—	—	(454,316)	59	2,341,047
Machinery and equipment	16,710,328	474,971	73,221	—	(1,464,721)	(364,814)	15,428,985
Land and buildings	39,677,902	—	46,431	—	(509,724)	(260,985)	38,953,624
Buildings in progress	12,280,422	3,521,132	(119,652)	—	—	(35,741)	15,646,161
Total	74,573,278	4,078,549	—	(8,272)	(3,035,184)	(707,128)	74,901,243

	Net					Net
	carrying				Foreign	carrying
	amount			Depreciation	currency	amount
Class	06/30/2023	Additions	Disposals	of the period	translation	12/31/2023
Office equipment	263,892	52,158	—	(33,828)	(2,114)	280,108
Vehicles	2,032,853	556,237	(9,013)	(416,309)	13,917	2,177,685
Equipment and computer software	174,399	101,224	—	(83,364)	(1,562)	190,697
Fixtures and fittings	2,862,949	10,483	(2,734)	(394,798)	(6,134)	2,469,766
Machinery and equipment	14,463,756	275,297	—	(1,185,336)	2,496	13,556,213
Land and buildings	36,144,792	10,351	—	(442,787)	33,183	35,745,539
Buildings in progress	11,911,194	5,112,029	—	—	(55,102)	16,968,121
Total	67,853,835	6,117,779	(11,747)	(2,556,422)	(15,316)	71,388,129

The depreciation charge is included in Notes 6.3 and 6.4. The Group has no commitments to purchase property, plant and equipment items.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.7.  Intangible assets

Intangible assets as of December 31, 2024 and 2023 included the following:

	Net carrying				Foreign	Net carrying
	amount			Amortization	currency	amount
Class	06/30/2024	Additions	Transfers	of the period	translation	12/31/2024
Seed and integrated products
HB4 technology and breeding program	35,574,371	2,392,794	—	(1,051,883)	—	36,915,282
Integrated seed products	2,681,826	—	—	(97,479)	47,642	2,631,989
Crop nutrition
Microbiological products	41,187,249	—	—	(1,813,650)	—	39,373,599
Microbiological products in progress	10,452,861	2,629,995	—	—	(6,916)	13,075,940
Other intangible assets
Trademarks and patents	47,906,064	133,595	—	(2,040,315)	—	45,999,344
Trademarks and patents with indefinite useful lives	10,045,294	—	—	—	(4,626)	10,040,668
Software	1,827,983	—	137,598	(255,684)	(103)	1,709,794
Software in progress	580,728	150,777	(137,598)	—	—	593,907
Customer loyalty	21,636,760	—	—	(685,235)	—	20,951,525
RG/RS/OX Wheat in progress	5,000,000	—	—	—	—	5,000,000
Total	176,893,136	5,307,161	—	(5,944,246)	35,997	176,292,048

	Net				Net
	carrying			Foreign	carrying
	amount		Amortization	currency	amount
Class	06/30/2023	Additions	of the period	translation	12/31/2023
Seed and integrated products
HB4 technology and breeding program	31,679,681	1,729,439	(855,094)	—	32,554,026
Integrated seed products	2,841,008	—	(86,762)	(238,121)	2,516,125
Crop nutrition
Microbiological products	37,295,460	1,002,180	(1,402,972)	(1,296)	36,893,372
Microbiological products in progress	12,213,341	1,723,274	—	(365)	13,936,250
Other intangible assets
Trademarks and patents	51,933,444	1,288	(2,332,908)	—	49,601,824
Trademarks and patents with indefinite useful lives	7,827,309	—	—	—	7,827,309
Software	1,638,519	218,541	(282,764)	(352)	1,573,944
Software in progress	349,171	—	—	(60)	349,111
Customer loyalty	23,006,023	—	(514,471)	—	22,491,552
RG/RS/OX Wheat in progress	5,000,000	—	—	—	5,000,000
Total	173,783,956	4,674,722	(5,474,971)	(240,194)	172,743,513

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.8. Trade and other payables

	12/31/2024	06/30/2024

Trade creditors	91,328,172	108,307,192
Shareholders and other related parties (Note 15)	49,646	37,985
Trade creditors - Parent company (Note 15)	797,564	729,171
Trade creditors - Joint ventures and associates (Note 15)	44,694,720	52,888,732
Taxes	6,960,551	5,647,550
Miscellaneous	195,485	1,121,839
	144,026,138	168,732,469

5.9. Borrowings

	12/31/2024	06/30/2024
Current
Bank borrowings	97,216,797	91,816,134
Corporate bonds	19,024,076	42,035,925
Trust debt securities	2,951,095	2,895,139
	119,191,968	136,747,198
Non-current
Bank borrowings	20,429,329	15,316,612
Corporate bonds	46,484,304	25,071,823
Trust debt securities	—	1,716,447
	66,913,633	42,104,882

In November 2024, we completed a $25.9 million public offering of Series X corporate bonds in the Argentine market. The bonds were issued in two tranches: Class A: Approximately $2.4 million 7.0% p.a. bonds due November 2026; and Class B: Approximately $23.5 million 8.0% p.a. bonds due November 2027.

The carrying value of some borrowings as of December 31, 2024 are measured at amortized cost differ from their fair value. The following fair values measured are based on discounted cash flows (Level 3) due to the use of unobservable inputs, including own credit risk.

	12/31/2024		06/30/2024
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	97,216,797	97,367,516	91,816,134	89,874,010
Corporate Bonds	19,024,076	18,783,131	42,035,925	41,492,963

Non-current
Bank borrowings	20,429,329	18,521,587	15,316,612	14,850,783
Corporate Bonds	46,484,304	42,828,561	25,071,823	23,845,583

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

5.10. Employee benefits and social security

	12/31/2024	06/30/2024
Salaries, accrued incentives, vacations and social security	7,843,894	7,192,492
Key management personnel (Note 15)	386,476	148,466
	8,230,370	7,340,958

5.11. Deferred revenue and advances from customers

	12/31/2024	06/30/2024
Current
Advances from customers	2,929,540	3,335,740
Deferred revenue	—	587,400
	2,929,540	3,923,140
Non-current
Advances from customers	41,237	52,511
Deferred revenue	1,838,499	1,872,627
	1,879,736	1,925,138

6.    INFORMATION ABOUT COMPONENTS OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

6.1.  Revenue from contracts with customers

	Three-month period ended		Six-month period ended
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Sale of goods and services	106,510,141	140,198,499	198,437,433	255,827,291
Royalties	248,970	95,328	942,756	649,341
	106,759,111	140,293,827	199,380,189	256,476,632

Transactions of sales of goods and services with joint ventures and with shareholders and other related parties are reported in Note 15.

6.2.  Cost of sales

	Three-month period ended		Six-month period ended
Item	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Inventories as of the beginning of the period	109,450,616	118,965,477	110,913,884	111,990,145
Purchases of the period	39,733,111	73,304,984	87,376,569	144,999,639
Production costs	5,339,587	5,858,417	11,843,478	12,981,672
Foreign currency translation	(747,253)	198,524	(561,825)	(28,273)
Subtotal	153,776,061	198,327,402	209,572,106	269,943,183
Inventories as of the end of the period (*)	(92,225,654)	(109,616,865)	(92,225,654)	(109,616,865)
Cost of sales	61,550,407	88,710,537	117,346,452	160,326,318

(*)Net of agricultural products.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.3.  R&D classified by nature

	Three-month period ended		Six-month period ended
	Research and	Research and	Research and	Research and
	development	development	development	development
	expenses	expenses	expenses	expenses
Item	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Amortization of intangible assets	1,386,583	1,288,218	2,748,884	2,453,158
Analysis and storage	—	5,302	—	5,302
Commissions and royalties	3,960	—	3,960	—
Depreciation of property, plant and equipment	222,334	154,645	420,532	312,453
Freight and haulage	8,260	10,361	10,481	14,278
Employee benefits and social securities	1,445,494	904,781	2,979,027	2,211,907
Maintenance	45,173	(110,722)	147,700	96,056
Energy and fuel	1,918	1,599	4,352	5,227
Supplies and materials	136,252	334,684	775,812	1,182,066
Mobility and travel	62,236	75,703	108,665	89,474
Share-based incentives	55,956	(44,501)	91,097	143,749
Publicity and advertising	(2,131)	—	—	—
Professional fees and outsourced services	939,162	502,410	1,040,121	994,197
Professional fees related parties	—	216,792	16,373	216,792
Office supplies	27,945	300,001	175,426	470,376
Information technology expenses	1,085	5,265	20,777	9,640
Insurance	10,722	(1,463)	23,494	19,586
Depreciation of leased assets	20,916	—	37,252	—
Miscellaneous	(173,029)	2	162	57
Total	4,192,836	3,643,077	8,604,115	8,224,318

	12/31/2024	12/31/2023	12/31/2024	12/31/2023
R&D capitalized (Note 5.7)	3,368,772	2,507,389	5,022,789	4,454,893
R&D profit and loss	4,192,836	3,643,077	8,604,115	8,224,318
Total	7,561,608	6,150,466	13,626,904	12,679,211

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.4.  Expenses classified by nature and function

	Three-month period ended			Six-month period ended
		Selling,			Selling,
		general and			general and
	Production	administrative	Total	Production	administrative	Total
Item	costs	expenses	12/31/2024	costs	expenses	12/31/2024
Amortization of intangible assets	55,985	1,475,275	1,531,260	156,124	3,039,238	3,195,362
Analysis and storage	—	80,241	80,241	—	83,155	83,155
Commissions and royalties	560,371	273,803	834,174	560,371	1,085,605	1,645,976
Import and export expenses	(49,057)	234,658	185,601	—	655,178	655,178
Depreciation of property, plant and equipment	670,405	618,075	1,288,480	1,378,837	1,235,815	2,614,652
Depreciation of leased assets	584,909	853,395	1,438,304	748,412	1,434,284	2,182,696
Impairment of receivables	—	1,795,847	1,795,847	—	1,980,726	1,980,726
Freight and haulage	507,769	2,797,830	3,305,599	1,215,352	5,321,153	6,536,505
Employee benefits and social securities	1,802,661	11,755,856	13,558,517	4,270,878	21,796,271	26,067,149
Maintenance	377,031	569,483	946,514	891,075	1,365,831	2,256,906
Energy and fuel	64,774	18,632	83,406	294,101	42,155	336,256
Supplies and materials	150,391	638,261	788,652	349,722	1,510,587	1,860,309
Mobility and travel	36,443	989,065	1,025,508	68,371	2,159,076	2,227,447
Publicity and advertising	—	852,145	852,145	—	2,233,428	2,233,428
Contingencies	55,521	(177,193)	(121,672)	55,521	119,966	175,487
Share-based incentives	187,447	1,323,722	1,511,169	264,260	1,983,049	2,247,309
Professional fees and outsourced services	368,070	2,550,141	2,918,211	894,020	4,363,205	5,257,225
Professional fees related parties	—	226,041	226,041	—	270,679	270,679
Office supplies and registrations fees	7,568	215,138	222,706	51,865	563,052	614,917
Insurance	54,737	753,608	808,345	114,562	1,430,971	1,545,533
Information technology expenses	1,025	877,837	878,862	12,597	1,669,932	1,682,529
Obsolescence	(148,656)	11,794	(136,862)	401,812	75,944	477,756
Taxes	55,530	4,031,663	4,087,193	102,660	8,509,982	8,612,642
Miscellaneous	(3,337)	395,761	392,424	12,938	395,922	408,860
Total	5,339,587	33,161,078	38,500,665	11,843,478	63,325,204	75,168,682

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

	Three-month period ended			Six-month period ended
		Selling,			Selling,
		general and			general and
	Production	administrative	Total	Production	administrative	Total
Item	costs	expenses	12/31/2023	costs	expenses	12/31/2023
Amortization of intangible assets	30,371	1,409,176	1,439,547	60,849	2,960,964	3,021,813
Analysis and storage	—	(310)	(310)	570	153,163	153,733
Commissions and royalties	287,085	214,193	501,278	421,677	1,008,251	1,429,928
Import and export expenses	(23,326)	198,134	174,808	43,902	318,479	362,381
Depreciation of property, plant and equipment	665,585	492,789	1,158,374	1,308,591	935,378	2,243,969
Depreciation of leased assets	359,666	514,391	874,057	699,044	1,012,212	1,711,256
Impairment of receivables	—	(56,869)	(56,869)	—	296,051	296,051
Freight and haulage	(9,689)	3,889,270	3,879,581	634,188	6,878,364	7,512,552
Employee benefits and social securities	3,128,563	11,270,171	14,398,734	5,935,502	21,509,102	27,444,604
Maintenance	584,638	584,177	1,168,815	1,007,395	1,152,332	2,159,727
Energy and fuel	337,536	256,150	593,686	500,658	272,547	773,205
Supplies and materials	107,343	859,700	967,043	367,386	1,691,154	2,058,540
Mobility and travel	61,069	800,142	861,211	94,476	2,148,705	2,243,181
Publicity and advertising	1,300	1,143,753	1,145,053	1,300	2,305,251	2,306,551
Contingencies	1,239	20,742	21,981	1,239	47,851	49,090
Share-based incentives	64,472	2,313,575	2,378,047	339,904	8,043,561	8,383,465
Professional fees and outsourced services	454,522	1,966,056	2,420,578	963,972	3,542,038	4,506,010
Professional fees related parties	—	66,618	66,618	—	66,618	66,618
Office supplies and registrations fees	(69,652)	281,221	211,569	80,236	651,991	732,227
Insurance	54,150	628,292	682,442	81,174	1,102,142	1,183,316
Information technology expenses	8,825	1,181,470	1,190,295	27,186	1,924,633	1,951,819
Obsolescence	(222,449)	—	(222,449)	282,836	—	282,836
Taxes	56,941	3,252,941	3,309,882	127,760	7,019,360	7,147,120
Miscellaneous	(19,772)	(120,845)	(140,617)	1,827	57,638	59,465
Total	5,858,417	31,164,937	37,023,354	12,981,672	65,097,785	78,079,457

6.5.  Other income or expenses, net

	Three-month period ended		Six-month period ended
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Net result from commercialization of agricultural products	(205,348)	(1,643,612)	(1,033,714)	(2,960,005)
Expenses recovery	334,232	149,053	505,719	236,106
Others	420,979	327,956	553,835	325,661
	549,863	(1,166,603)	25,840	(2,398,238)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

6.6.  Finance results

	Three-month period ended		Six-month period ended
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Financial costs
Interest expenses with the Parent (Note 15)	—	(97,062)	—	(194,125)
Interest expenses	(6,285,004)	(3,059,671)	(12,344,235)	(9,994,912)
Financial commissions	(1,146,781)	(659,260)	(2,249,398)	(1,288,813)
	(7,431,785)	(3,815,993)	(14,593,633)	(11,477,850)

Other financial results
Exchange differences generated by assets	389,238	(2,364,285)	(2,297,054)	(12,049,351)
Exchange differences generated by liabilities	(638,120)	11,339,308	256,636	21,674,845
Changes in fair value of financial assets or liabilities and other financial results	113,770	(13,576,179)	(758,646)	(13,727,825)
Net gain of inflation effect on monetary items	54,415	1,147,095	47,146	766,135
	(80,697)	(3,454,061)	(2,751,918)	(3,336,196)

7.    TAXATION

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	Three-month period ended		Six-month period ended
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Current tax expense	(3,700,970)	2,611,796	(4,863,336)	(3,845,338)
Deferred tax	3,900,062	(10,945,183)	6,328,837	(4,917,089)
Total	199,092	(8,333,387)	1,465,501	(8,762,427)

	12/31/2024	12/31/2023
Beginning of the period deferred tax	(25,296,931)	(28,472,383)
Charge for the period	6,328,837	(4,917,089)
Conversion difference	(699,854)	(361,295)
Total net deferred tax	(19,667,948)	(33,750,767)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	Three-month period ended		Six-month period ended
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Earning before income tax-rate	406,149	9,571,888	(7,058,313)	7,322,464
Income tax expense by applying tax rate in force in the respective countries	339,932	(3,712,895)	2,382,343	(5,434,748)
Share of profit or loss of subsidiaries, joint ventures and associates	80,501	688,853	(15,763)	1,219,030
Stock options charge	(64,915)	(262,241)	(133,846)	(1,489,037)
Non-deductible expenses	(398,345)	266,854	(942,346)	(116,220)
Tax inflation adjustment	708,130	2,634,025	1,500,823	7,460,048
Result of inflation effect on monetary items and other finance results	(466,211)	(8,647,836)	(1,325,710)	(11,000,459)
Others	—	699,853	—	598,959
Income tax expenses	199,092	(8,333,387)	1,465,501	(8,762,427)

The income tax expense was calculated by applying the tax rate in force in the respective countries, as follows.

	Six-month period ended
	December 31, 2024			December 31, 2023
		Weight average			Weight average
	Earning before	applicable tax		Earning before	applicable tax
Tax jurisdiction	income tax-rate	rate	Income tax	income tax-rate	rate	Income tax
Low or null taxation jurisdictions	6,695,356	0.0%	—	(5,056,118)	0.0%	—
Profit-making entities	10,383,519	35.0%	(3,637,726)	26,813,257	33.6%	(9,007,794)
Loss-making entities	(24,137,188)	24.9%	6,020,069	(14,434,675)	24.8%	3,573,046
	(7,058,313)		2,382,343	7,322,464		(5,434,748)

	Three-month period ended
	December 31, 2024			December 31, 2023
		Weight average			Weight average
	Earning before	applicable tax		Earning before	applicable tax
	income tax-rate	rate	Income tax	income tax-rate	rate	Income tax
Low or null taxation jurisdictions	5,481,793	0.0%	—	(1,132,446)	0.0%	—
Profit-making entities	7,902,688	35.9%	(2,839,077)	14,168,259	33.0%	(4,679,136)
Loss-making entities	(12,978,332)	24.5%	3,179,009	(3,463,925)	27.9%	966,241
	406,149		339,932	9,571,888		(3,712,895)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

8.   EARNING PER SHARE

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	Three-month period ended		Six-month period ended
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Numerator
Profit/ (Loss) for the period (basic EPS)	143,535	108,449	(6,225,727)	(4,483,185)
Profit/ (Loss) for the period (diluted EPS)	143,535	108,449	(6,225,727)	(4,483,185)
Denominator
Weighted average number of shares (basic EPS)	62,822,158	62,839,961	62,822,158	62,839,961
Weighted average number of shares (diluted EPS)	63,170,350	63,877,692	62,822,158	62,839,961

Basic profit/ (loss) attributable to ordinary equity holders of the parent	0.0023	0.0017	(0.0991)	(0.0713)
Diluted profit/ (loss) attributable to ordinary equity holders of the parent	0.0023	0.0017	(0.0991)	(0.0713)

For the six-month periods ended December 31, 2024 and 2023, diluted EPS was the same as basic EPS, as the effect of potential ordinary shares would be antidilutive.

For the three-month period ended December 31, 2024 and 2023, diluted earnings per share was calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group had two categories of dilutive potential shares, share-based incentives and the convertible notes.

The stock options were included in the diluted EPS calculation for the three-month period ended December 31, 2024 and 2023, only for the tranches in which the average market price of ordinary shares during the periods was higher than the assumed proceeds per option.

Convertible notes outstanding were not included in the diluted EPS calculations for the three-month period ended December 31, 2024 and 2023, because the interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

9.   EQUITY INFORMATION

Capital issued

As of December 31, 2024, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 62,710,847 ordinary shares issued and outstanding, (iii) 1,000,000 preferred shares ($0.0001 par value) authorized, (iv) no preferred shares issued and outstanding, (v) 3,920,136 ordinary shares reserved for our equity compensation plans. Of the total issued shares, we have repurchased 2,402,692 shares of our own.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

10.   CASH FLOW INFORMATION

Significant non-cash transactions related to investing and financing activities are as follows:

	12/31/2024	12/31/2023
Investment activities
Investment in-kind in other related parties (Note 15)	3,642,234	—
Capitalization of interest on buildings in progress	144,360	47,542
	3,786,594	47,542

11.   JOINT VENTURES AND ASSOCIATES

	12/31/2024	06/30/2024
Assets
Synertech Industrias S.A.	39,976,502	39,749,851
Alfalfa Technologies S.R.L.	36,502	36,502
	40,013,004	39,786,353

	12/31/2024	06/30/2024
Liabilities
Trigall Genetics S.A.	749,269	296,455
	749,269	296,455

Changes in joint ventures investments and affiliates:

	12/31/2024	12/31/2023
As of the beginning of the period	39,489,898	38,673,987
Share-based incentives	—	50,383
Foreign currency translation	—	897
Share of profit or loss	(226,163)	3,560,967
As of the end of the period	39,263,735	42,286,234

Share of profit or loss of joint ventures and affiliates:

	Three-month period ended		Six-month period ended
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Trigall Genetics S.A.	325,384	522,143	(452,814)	506,840
Synertech Industrias S.A.	34,771	1,654,865	226,651	3,178,839
Moolec Science S.A.	—	(124,712)	—	(124,712)
	360,155	2,052,296	(226,163)	3,560,967

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

12.   SEGMENT INFORMATION

The tables present information with respect to the Group´s reporting segments:

	Seed and
	integrated	Crop	Crop
Six-month period ended December 31, 2024	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	42,959,645	100,406,986	55,070,802	198,437,433
Royalties	942,756	—	—	942,756
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	588,053	—	—	588,053
Total	44,490,454	100,406,986	55,070,802	199,968,242

Cost of sales	(27,868,376)	(60,663,237)	(28,814,839)	(117,346,452)
Gross profit per segment	16,622,078	39,743,749	26,255,963	82,621,790
% Gross margin	37%	40%	48%	41%

	Seed and
	integrated	Crop	Crop
Six-month period ended December 31, 2023	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	53,777,458	127,029,466	75,020,367	255,827,291
Royalties	649,341	—	—	649,341
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	77,353	141,457	119,318	338,128
Total	54,504,152	127,170,923	75,139,685	256,814,760

Cost of sales	(36,216,288)	(81,249,196)	(42,860,834)	(160,326,318)
Gross profit per segment	18,287,864	45,921,727	32,278,851	96,488,442
% Gross margin	34%	36%	43%	38%

	Seed and
	integrated	Crop	Crop
Three-month period ended December 31, 2024	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	24,457,718	52,667,290	29,385,133	106,510,141
Royalties	248,970	—	—	248,970
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	(78,122)	—	—	(78,122)
Total	24,628,566	52,667,290	29,385,133	106,680,989

Cost of sales	(15,066,349)	(31,637,560)	(14,846,498)	(61,550,407)
Gross profit per segment	9,562,217	21,029,730	14,538,635	45,130,582
% Gross margin	39%	40%	49%	42%

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

	Seed and
	integrated	Crop	Crop
Three-month period ended December 31, 2023	products	protection	nutrition	Consolidated
Revenues from contracts with customers
Sale of goods and services	32,100,405	71,275,106	36,822,988	140,198,499
Royalties	95,328	—	—	95,328
Others
Initial recognition and changes in the fair value of biological assets at the point of harvest	(10,491)	(30,661)	(31,633)	(72,785)
Total	32,185,242	71,244,445	36,791,355	140,221,042

Cost of sales	(22,105,907)	(45,065,404)	(21,539,226)	(88,710,537)
Gross profit per segment	10,079,335	26,179,041	15,252,129	51,510,505
% Gross margin	31%	37%	41%	37%

13.   FINANCIAL INSTRUMENTS – RISK MANAGEMENT

Financial instruments by category

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of December 31, 2024, and June 30, 2024.

Financial assets by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial asset	12/31/2024	06/30/2024	12/31/2024	06/30/2024
Cash and cash equivalents	15,119,853	44,473,270	14,056,888	—
Other financial assets	817,544	634,553	2,018,893	11,695,528
Trade receivables	226,458,428	207,320,974	—	—
Other receivables (*)	13,426,411	18,647,862	6,789,863	—
Total	255,822,236	271,076,659	22,865,644	11,695,528
(*)	Advances expenses and tax balances are not included.

Financial liabilities by category

			Mandatorily measured at fair
	Amortized cost		value through profit or loss
Financial liability	12/31/2024	06/30/2024	12/31/2024	06/30/2024
Trade and other payables	137,380,715	156,742,677	6,645,423	11,989,792
Borrowings	186,105,601	178,852,080	—	—
Secured notes	83,400,171	80,809,686	—	—
Lease liability	16,138,012	11,284,137	—	—
Consideration for acquisition	3,966,922	4,202,401	1,477,485	2,724,114
Total	426,991,421	431,890,981	8,122,908	14,713,906

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Financial instruments measured at fair value

Measurement at fair value at 12/31/2024	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	48,520	—	—
Moolec Science S.A. shares	1,113,000	—	—
Other investments	857,373	—	—
Other receivables - Joint ventures and associates	—	6,789,863	—
Financial liability at fair value
Trade and other payables	—	6,645,423	—
Consideration for acquisition	1,477,485	—	—

Measurement at fair value at 06/30/2024	Level 1	Level 2	Level 3

Financial assets at fair value
Mutual funds	6,658,805	—	—
US Treasury bills	1,993,668	—	—
Moolec Science S.A. shares	1,530,375	—	—
Other investments	1,512,680	—	—
Financial liability at fair value
Trade and other payables	—	11,989,792	—
Consideration for acquisition	2,724,114	—	—

Estimation of fair value

The fair value of marketable securities, mutual funds and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted marked price used for financial assets held by the Group is the current bid price. These instruments are included in level 1.

The Group’s financial liabilities, which were not traded in an active market, were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instruments are included in level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer. There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, trade payables and other debts, borrowings, financed payments and convertible notes.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.9).

Management estimates that the carrying value of the financial instruments measured at amortized cost approximates their fair value.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rate. Currency on foreign exchange risk arises when the Group enters into transactions denominated in a currency other than its functional currency.

The table below sets forth our net exposure to currency risk as of December 31, 2024:

Net foreign currency position	12/31/2024
Amount expressed in US$	619,984

Considering only this net currency exposure as of December 31, 2024 if an US Dollar revaluation or depreciation in relation to other foreign currencies with the remaining variables remaining constant, would have a positive or a negative impact on comprehensive income as a result of foreign exchange gains or losses. We estimate that a devaluation or an appreciation of the US Dollar other currencies of 10% during the period ended December 31, 2024 would have resulted in a net pre-tax loss or gain of approximately $0.06 million.

14. LEASES

Right-of-use leased asset	12/31/2024	06/30/2024
Book value at the beginning of the period	20,979,597	21,163,192
Additions of the period	7,872,230	2,585,223
Additions from business combination	—	168,988
Disposals	(76,298)	(1,284,975)
Exchange differences	(986,508)	(1,652,831)
Book value at the end of the period	27,789,021	20,979,597

Depreciation	12/31/2024	06/30/2024
Book value at the beginning of the period	9,377,845	7,226,617
Depreciation of the period	2,219,948	3,418,956
Disposals	(76,298)	(1,092,167)
Exchange differences	(67,958)	(175,561)
Accumulated depreciation at the end of the period	11,453,537	9,377,845
Total	16,335,484	11,601,752

Lease liability	12/31/2024	06/30/2024
Book value at the beginning of the period	11,284,137	13,889,223
Additions of the period	7,872,230	2,585,223
Additions from business combination	—	168,988
Interest expenses, exchange differences and inflation effects	(520,389)	(480,189)
Payments of the period	(2,497,966)	(4,879,108)
Total	16,138,012	11,284,137

Lease Liabilities	12/31/2024	06/30/2024
Non-current	10,848,789	8,161,359
Current	5,289,223	3,122,778
Total	16,138,012	11,284,137

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

The recognized right-of-use assets relate to the following types of assets:

	12/31/2024	06/30/2024
Machinery and equipment	3,655,741	3,655,741
Vehicles	1,117,687	1,272,071
Equipment and computer software	1,234,475	1,130,541
Land and buildings	21,781,118	14,921,244
	27,789,021	20,979,597

The incremental borrowing rate used was 3.81% in US$ and 13.64% in reais.

15.   SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the period ended December 31, 2024, and 2023, the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Value of transactions for the period ended
Party	Transaction type	12/31/2024	12/31/2023
Joint ventures and associates	Sales and services	6,745,127	14,270,782
Joint ventures and associates	Purchases of goods and services	(23,351,132)	(20,696,699)
Key management personnel	Salaries, social security benefits and other benefits	(1,817,360)	(9,667,629)
Key management personnel	Sales and services	6,048	—
Key management personnel	Purchases of goods and services	821,959	—
Shareholders and other related parties	Sales of goods and services	6,463,117	1,643,269
Shareholders and other related parties	Purchases of goods and services	(1,750,963)	(2,178,877)
Shareholders and other related parties	In-kind contributions	3,642,234	—
Shareholders and other related parties	Interest expenses	—	(194,125)
Total		(9,240,970)	(16,823,279)

		Amounts receivable from related parties
Party	Transaction type	12/31/2024	06/30/2024
Shareholders and other related parties	Trade debtors	208,284	141,224
Shareholders and other related parties	Other receivables	89,447	—
Joint ventures and associates	Trade debtors	—	782,142
Joint ventures and associates	Other receivables	16,502,785	15,702,992
Total		16,800,516	16,626,358

		Amounts payable to related parties
Party	Transaction type	12/31/2024	06/30/2024
Parent company and related parties to Parent	Trade creditors	(797,564)	(729,171)
Key management personnel	Salaries, social security benefits and other benefits	(386,476)	(148,466)
Shareholders and other related parties	Trade and other payables	(49,646)	(37,985)
Joint ventures and associates	Trade creditors	(44,694,720)	(52,888,732)
Total		(45,928,406)	(53,804,354)

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US$, except otherwise indicated)

16.   KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management personnel, including social contributions and other benefits, were as follows for the period ended December 31, 2024, and 2023.

	12/31/2024	12/31/2023
Salaries, social security and other benefits	1,356,493	1,140,415
Share-based incentives	480,450	8,527,214
Total	1,836,943	9,667,629

17.   CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2024.

18.   EVENTS OCCURRING AFTER THE REPORTING PERIOD

Within the context of a new strategy for our seed business, on February 6, 2025 we signed an agreement with GDM for the development of new soybean solutions with exclusive rights outside the drought tolerant space. Under this ten-year agreement, GDM will use Verdeca's patented platform to develop and market a new generation of soybean varieties with superior agronomic performance. This opportunity will leverage from the collaboration that has already started several years ago.

Subsequent to December 31, 2024, there have been no other situations or circumstances that may require significant adjustments or further disclosure in these consolidated financial statements that were not mentioned above.